Exhibit 99.1

[Note] This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

Ticker: MRM

June 8, 2021

Kouji Eguchi
CEO and Representative Director
MEDIROM Healthcare Technologies Inc.
2-3-1 Daiba, Minato-ku,
Tokyo, Japan, 135-0091

Dear Shareholders:

Notice of Resolution of the Extraordinary General Meeting of Shareholders

held on June 8, 2021

MEDIROM Healthcare Technologies Inc. hereby notifies you that the following resolutions were made at the Extraordinary General Meeting of Shareholders held today.

Details of the Report and Resolutions

1. Matters to be resolved:

Proposal 1: To Approve the Absorption-type Company Split Agreement

This item was approved and passed as proposed.

The outline of the agenda is as described in the “Reference Documents for Solicitation of Proxy Voting Rights” dated May 24, 2021.

For further information, please contact our Investor Relations.

■Contacts

Investor Relations Team: ir@medirom.co.jp